Exhibit 12.1

Hospira, Inc.

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

(dollars in millions except ratios)

	For the Years Ended
	2013	2012	2011	2010	2009
(Loss) Income from Continuing Operations Before Income Taxes or Equity Income	$(123.2)	$(41.9)	$(27.1)	$379.3	$384.8
Add:
One-third of rents	10.4	13.7	10.9	9.1	10.0
Interest expense	86.2	86.3	93.1	101.1	106.3
Amortization of capitalized interest	9.4	7.2	6.1	2.8	0.5

(Loss) Earnings from Continuing Operations	$(17.2)	$65.3	$83.0	$492.3	$501.6

Fixed charges:
One-third of rents	$10.4	$13.7	$10.9	$9.1	$10.0
Interest expense	86.2	86.3	93.1	101.1	106.3
Interest capitalized	23.5	18.8	12.4	8.4	5.8

Fixed Charges from Continuing Operations	$120.1	$118.8	$116.4	$118.6	$122.1

Ratio of Earnings to Fixed Charges from Continuing Operations	*	0.5	0.7	4.2	4.1

For purposes of computing this ratio, “loss” or “earnings” consist of (loss) income from continuing operations before taxes, one-third of rents (deemed by Hospira to be representative of the interest factor inherent in rents), interest expense and amortization of capitalized interest.  “Fixed charges” consist of one-third of rents, interest expense and interest capitalized.

* Earnings for the year ended December 31, 2013, were inadequate to cover fixed charges. For the year ended December 31, 2013, additional earnings of $137.3 million would have been required to make the ratio 1.0x.